Filed under Rule 433

File No. 333-174906

Final Term Sheet

February 24, 2014

Issuer:	CMS Energy Corporation
Securities:	$250,000,000 3.875% Senior Notes due 2024 (the “2024 Notes”) $300,000,000 4.875% Senior Notes due 2044 (the “2044 Notes”)
Aggregate Principal Amount Offered:
2024 Notes:	$250,000,000
2044 Notes:	$300,000,000
Maturity Date:
2024 Notes:	March 1, 2024
2044 Notes:	March 1, 2044
Coupon:
2024 Notes:	3.875%
2044 Notes:	4.875%
Yield to Maturity:
2024 Notes:	3.884%
2044 Notes:	4.887%
Spread to Treasury:
2024 Notes:	113 basis points
2044 Notes:	118 basis points
Benchmark Treasury Security:
2024 Notes:	2.750% due February 15, 2024
2044 Notes:	3.750% due November 15, 2043
Benchmark Treasury Yield:
2024 Notes:	2.754%
2044 Notes:	3.707%
Interest Payment Dates:	March 1 and September 1
First Interest Payment Date:	September 1, 2014
Public Offering Price:
2024 Notes:	99.926%
2044 Notes:	99.811%
Optional Redemption:
2024 Notes:	Make-whole call at any time prior to December 1, 2023 at the Treasury rate plus 17 basis points and, thereafter, at par
2044 Notes:	Make-whole call at any time prior to September 1, 2043 at the Treasury rate plus 20 basis points and, thereafter, at par
Trade Date:	February 24, 2014
Settlement Date:	February 27, 2014 (T+3)

Expected Ratings:	Baa2 /BBB- / BBB- (Moody’s / S&P / Fitch) Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
Joint Book-Running Managers:	BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Mitsubishi UFJ Securities (USA), Inc.
RBS Securities Inc.
Co-Managers:	Comerica Securities, Inc.
Fifth Third Securities, Inc.
KeyBanc Capital Markets Inc.
SMBC Nikko Securities America, Inc.
U.S. Bancorp Investments, Inc.
CUSIP/ISIN:
2024 Notes:	125896BM1 / US125896BM13
2044 Notes:	125896BN9 / US125896BN95

CMS Energy Corporation has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents CMS Energy Corporation has filed with the SEC for more complete information about CMS Energy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, CMS Energy Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll free at (800) 854-5674, Deutsche Bank Securities Inc. toll-free at (800) 503-4611, J.P. Morgan Securities LLC collect at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at (800) 294-1322, Mitsubishi UFJ Securities (USA), Inc. toll free at (877) 649-6848 and RBS Securities Inc. toll-free at (866) 884-2071.

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